UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

27 June 2005

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F          FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.)

YES         NO

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

TNT not participating in sales process Belgian Post, 24 June 2005

24 June 2005

TNT NOT PARTICIPATING IN SALES PROCESS BELGIAN POST

TNT today announces that it is not participating in the sales process launched by the Belgian Government to sell a minority stake in Belgian De Post/La Poste ('DP/LP'). TNT has stated in the past that, under the right conditions it would be interested in a stake in the DP/LP. TNT has now stopped investigating the possibilities to enter into a partnership.

TNT's European mail expansion strategy focuses on stepping into attractive postal markets, by building up its own networks and by creating alliances with the incumbent postal operators. TNT carefully plans and decides which method of market entry will deliver the best results for each country, given the speed of liberalization, the structure of the market and the attractiveness of the privatization opportunity.

So far, through its European Mail Networks, TNT has successfully built up networks in eight European countries and is achieving accelerated growth. Volume growth in EMN is countering the declines in the addressed Dutch mail volumes. With an innovative and creative strategy in specific countries, TNT is reshaping the European postal industry and challenging the incumbent postal operators.

TNT will also continue to look closely at opportunities to acquire, under the right conditions, stakes in postal operators.

TNT N.V. is a global provider of mail, express and logistics services. The group employs over 160,000 people in 63 countries and serves over 200 countries. For 2004 the company reported sales of € 12.6 billion. TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Daphne Andriesse

Name: Daphne Andriesse
Title: Senior Press Officer TNT Media Relations

Date: 27 June 2005